UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 1-18-07

07050028



March 19, 2007

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Mr. Parsons:

This is in response to your letters dated January 18, 2007 and January 25, 2007 concerning the shareholder proposal submitted to ExxonMobil by Emil Rossi. We also have received letters on the proponent's behalf dated January 22, 2007 and January 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

**ExxonMobil**

January 25, 2007

RECEIVED
2007 JAN 26 AM 11:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**VIA Network Courier**

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8

Omission of Shareholder Proposal Regarding Cumulative Voting (submitted by E. Rossi)

Omission of Shareholder Proposal Regarding Call of Special Meetings (submitted by K. Steiner)

Gentlemen and Ladies:

By letters dated January 18, 2007, Exxon Mobil Corporation requested the staff's concurrence with the omission of the captioned proposals from our proxy material for the upcoming annual meeting. Messrs. E. Rossi and K. Steiner each failed to demonstrate eligibility to submit a shareholder proposal in accordance with the requirements of Rule 14a-8(b)(2).

Messrs. E. Rossi and K. Steiner each named John Chevedden as the proponent's "proxy"[1]. On January 23, 2007, we received by email copies of separate letters submitted to the staff by Mr. Chevedden opposing the company's no-action requests. In both cases, Mr. Chevedden argues that the company's notices of deficiency to the proponents, requesting the proponents to furnish appropriate proof of beneficial ownership, were inadequate because Mr. Chevedden claims not to have received copies of those letters.

As a courtesy to the proponents and to Mr. Chevedden, ExxonMobil included Mr. Chevedden as a "cc" on the notices of deficiency given to Mr. E. Rossi and Mr. K. Steiner. I have confirmed with our staff that those copies were mailed at the same time as the letters to the

[1] Mr. Chevedden is also named the "proxy" for Mr. W. Steiner, who submitted a proposal regarding recoupment of incentive pay. Mr. W. Steiner's share ownership was established on a timely basis.

proponents. However, whether or not Mr. Chevedden ever received these letters is irrelevant to our no-action request under Rule 14a-8. It is the proponent who must demonstrate beneficial ownership of shares sufficient to submit a shareholder proposal in the first place, and it is the proponent to whom the company is required to give notice of deficiency under Rule 14a-8(f)[2].

Rule 14a-8(h) contemplates that an otherwise eligible proponent may appoint a representative to attend the annual meeting to present the proposal. Rule 14a-8 does not contemplate that a proponent may delegate to a representative the responsibility for establishing the proponent's own eligibility to submit a proposal.[3]

Copies of our notices of deficiency to Mr. E. Rossi and Mr. K. Steiner, together with proof of delivery to each proponent, are included in Exhibit 1 to our respective no-action letters dated January 18 regarding these proposals.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to Messrs. Rossi, Steiner, and Chevedden.

Sincerely,

James Earl Parsons

JEP/clh
Enclosures

---

[2] We note that both of the proponents (as well as Mr. Chevedden) are long-time shareholder activists who are well versed in the requirements of Rule 14a-8, including the requirements for demonstrating beneficial ownership. As noted above, a third proponent represented by Mr. Chevedden this year provided adequate proof of ownership on a timely basis. As noted in ExxonMobil's January 18 letter, Mr. E. Rossi also provided proof of ownership, but not until after the 14 day deadline.

[3] If Mr. Chevedden is in fact standing in the shoes of these shareholders for this purpose, then Mr. Chevedden should be treated as the proponent. In that case, the proposals regarding call of special meetings (K. Steiner) and regarding recoupment of incentive pay (W. Steiner) may be excluded under Rule 14a-8(c), since Mr. Chevedden would have submitted three proposals for the meeting and the proposal regarding cumulative voting (E. Rossi) was received first.

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

[redacted]

**From:** CFLETTERS
**Sent:** Tuesday, January 23, 2007 9:21 AM
**To:** [redacted]
**Cc:**
**Subject:** FW: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 23, 2007 12:32 AM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Cumulative Voting Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company January 18, 2007 no action request.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Emil Rossi, lists the undersigned for a copy according to the exhibit provided by the company. Yet the undersigned did not receive a copy. The company provided no exhibit or ³tracking information² that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Rossi was led to believe in bad faith that the undersigned received a copy of the company letter.

The company exhibit of Mr. Rossi¹s submittal letter shows that Mr. Rossi requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Rossi¹s rule 14a-8 submittal letter.

Furthermore Mr. James Parsons, who authored the no action request, had sent email messages to the undersigned as long as 3-years ago (³12 Jan 2004²) at the same email address. For example:

------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim

-----------------------

The company has no issue with the validity of the proof of ownership letter.

This letter was forwarded by the undersigned simply because it was expected that the company would be requesting it. Some companies wait for weeks or months to ask for a proof of ownership letter and examples can be provided. For instance on January 22, 2007 Kimberly-Clark Corp. (KMB) made its first request for a proof of ownership letter for a rule 14a-8 proposal submitted 3-months ago on October 6, 2006 ("It is the first request from Kimberly-Clark").

The company has not followed the special rule 14a-8 procedural steps if a company wishes to claim that more than one proposal was submitted. The only proposal intended for publication is the December 4, 2006 ³Proposal Update.²

For the above reasons it is respectfully requested that concurrence not be granted for the company¹s request to be rewarded for writing a deceptive letter concerning proof of ownership. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Emil Rossi
James Parsons <james.e.parsons@exxonmobil.com>

[redacted]

**From:** CFLETTERS
**Sent:** Monday, January 29, 2007 11:39 AM
**To:** [redacted]
**Cc:**
**Subject:** FW: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Emil Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Sunday, January 28, 2007 3:22 PM
To: CFLETTERS
Cc: James Parsons
Subject: Exxon Mobil Corporation (XOM) # 2 Shareholder Position on Company No-Action Request (Emil Rossi)


JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872


January 28, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Exxon Mobil Corporation (XOM)
# 2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Cumulative Voting Emil Rossi

Ladies and Gentlemen:

This is a second response to the company January 18, 2007 no action request, supplanted January 25, 2007.

The company January 25, 2007 letter argues that its sleight-of-hand methods in rule 14a-8 proposal communications should prevail.

The company sent the proponent verifiable communication that led the proponent to believe that the company accepted the proponent's delegation of the proof-of-ownership correspondence.

The company January 25, 2007 letter establishes that the company failed to give notice to the proponent that the company would not provide the person, designated for the proof-of-ownership correspondence, any verifiable communication regarding the proof-of-ownership requirement.

The company January 25, 2007 letter acknowledges that the company did not forward any verifiable and timely proof-of-ownership communication to the proof-of-ownership designee. Furthermore the company did not send any communication to the designee, even in a non-verifiable manner, that the company would not accept the proof-of-ownership designee as the designee.

The company seems to argue that proponents should be handcuffed from obtaining any assistance with proof-of-ownership correspondence. There is no precedent for such a handcuffing. This is one area with a long history of aggressive activity by companies to exclude otherwise sound rule 14a-8 proposals due to the smallest technical defect compared to the strict rules.
And these rules are counterintuitive to many shareholders and brokers.

The company no action request is nothing more than a company request to be rewarded for writing a deceptive letter requesting proof of ownership. The company letter, requesting proof of ownership for Mr. Emil Rossi, lists the undersigned for a copy according to the exhibit provided by the company. Yet the undersigned did not receive a copy. The company provided no exhibit or ³tracking information² that the undersigned received a copy of the request for proof of ownership letter. Thus Mr. Rossi was led to believe in bad faith that the undersigned received a copy of the company proof-of-ownership letter.

The company exhibit of Mr. Rossi¹s submittal letter shows that Mr. Rossi requested that the company forward all subsequent rule 14a-8 correspondence exclusively to the undersigned. This included proof-of-ownership. It was particularly convenient for the company to communicate with the undersigned because the company had the email address of the undersigned as provided in Mr. Rossi¹s rule 14a-8 submittal letter.

Furthermore Mr. James Parsons, who authored the no action request, had a history of sending email messages to the undersigned as long ago as 3-years (³12 Jan 2004²) at the same email address. For example:
------ Forwarded Message
From: <james.e.parsons@exxonmobil.com>
Date: Mon, 12 Jan 2004 16:15:17 -0600
To: <olmsted7p@earthlink.net>
Subject: Policy Statement on Poison Pills

John,

Here is a link to the poison pill policy approved by our Board last February and posted on our website. In case you have trouble opening the link, I also include a "cut and paste" of the policy text. Š

Our policy has been well received by other shareholders. I hope you will agree it meets the spirit and intent of your proposal and that you would be willing to withdraw your proposal on that basis.

Please let me know.

Regards,

Jim
----------------------

The company has no issue with the validity of the proof-of-ownership letter.
This letter was forwarded by the undersigned simply because it was expected that the company would be requesting it. Some companies wait for weeks or months to ask for a proof of ownership letter. For instance on January 22, 2007 Kimberly-Clark Corp. (KMB) made its first request for a proof-of-ownership letter for a rule 14a-8 proposal submitted 3-months ago on October 6, 2006 ("It is the first [proof-of-ownership] request from Kimberly-Clark").

The company has not followed the special rule 14a-8 procedural steps if a company wishes to claim that more than one proposal was submitted. The only proposal intended for publication is the December 4, 2006 'Proposal Update.'

For the above reasons it is respectfully requested that concurrence not be granted for the company's request to be rewarded for writing a deceptive letter concerning proof of ownership. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Emil Rossi
James Parsons <james.e.parsons@exxonmobil.com>

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel



**ExxonMobil**

January 18, 2007

**VIA Network Courier**

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Cumulative Voting

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Emil Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting because the proponent failed to establish eligibility to submit the proposal. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

The proposal was originally submitted by the proponent by letter dated October 2, 2006, which was faxed to our office on October 18, 2006. By letter dated October 27, 2006 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of October 27 specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date the proponent submits a proposal. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent must provide proof of ownership from the record holder (such as a bank or broker) through whom the proponent may own shares beneficially. As required by Rule 14a-8(f), we also advised the proponent that a response adequately correcting the identified problems must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our letter. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of deficiencies was delivered to the proponent on October 31, 2006. The 14th day after that date was November 14.

A letter from the proponent (included in Exhibit 1) dated October 2, 2006, and titled "December 4, 2006 Update," was faxed to us on December 5, 2006. This letter enclosed a slightly revised version of the original proposal. On December 13, 2006, we received a fax from the proponent's broker dated December 6, 2006 (included in Exhibit 1), regarding the proponent's ownership of various securities including stock of ExxonMobil.

The proponent's first submission may be omitted under Rule 14a-8(f) because the proponent did not furnish evidence of ownership within 14 days after receiving the company's notification of deficiency. The evidence of ownership provided by the proponent on December 13 was a month past the November 14 deadline. The fact that the proponent re-submitted his proposal a second time does not cure the proponent's failure to provide proof of ownership within 14 days of the proponent's original submission.

The second submission itself may be excluded from ExxonMobil's proxy material under Rule 14a-8(c), which provides that each shareholder may submit no more than one proposal to a company for a particular meeting.

In accordance with Rule 14a-8(f), ExxonMobil was not required to provide the proponent with further notice of deficiency in connection with the proponent's December submission because at that point the applicable deficiencies could not be remedied.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and the proponent's designated representative.

Sincerely,

James E. Parsons/ch

James Earl Parsons

JEP/clh
Enclosures

Proponent:

Emil Rossi
P.O. Box 249
14200 Highway 128
Boonville, CA 95415

Proponent's Representative:

John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

**EXHIBIT 1**

Emil Rossi

P.O. Box 249
Boonville, CA 95415

SHAREHOLDER PROPOSAL

OCT 1 8 2006

NO. OF SHARES -0-
DISTRIBUTION: HHH: ~~FLR~~: REG: TJG
JEP: DGH: SMD

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Emil Rossi 10/2/06

cc: Henry Hubble
Corporate Secretary
PH: 972 444-1000
T: 972-444-1538
FX: 972 444-1348
FX: 972-444-1505
James Parsons
T: 972-444-1478

[Rule 14a-8 Proposal, October 18, 2006]

**3 – Cumulative Voting**

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance and curbing our excessive executive pay.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "D" in Corporate Governance.
  "Very High Concern" in CEO Compensation.
  Our ex-CEO Mr. Raymond was entitled to $350 million.
  Our board had not shown consistently strong judgment in strategic decision-making.
  "High" in Overall Governance Risk Assessment.

• We had no Independent Chairman or Lead Director – Independent oversight concern.
• Three of our directors had 15 to 24 years tenure – Independence concern.
• Poison pill: In response to a 2003 shareholder proposal Exxon adopted a policy requiring poison pill shareholder approval, but paradoxically allowed our board to override this same policy and adopt a pill anyway without shareholder approval. The Corporate Library said this override undermined the shareholder approval requirement.

• Our following key directors also served on boards rated D overall by The Corporate Library:
  1) Mr. Houghton, our Audit Committee Chairman, served on the boards of Corning (GLW) and MetLife (LEH) – each rated D by The Corporate Library.
  2) Mr. Howell, our Compensation Committee Chairman with 24-years director tenure, served on the Pfizer (PFE) board rated D.
  3) Mr. Shipley, our Board Affairs Committee Chairman, served on the Verizon (VZ) board rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

**Cumulative Voting**
**Yes on 3**

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Henry H. Hubble**
Vice President, Investor Relations
and Secretary.

ExxonMobil

October 27, 2006

**VIA UPS - OVERNIGHT DELIVERY**

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of the proposal concerning cumulative voting, which you have submitted in connection with ExxonMobil's 2007 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

We noticed that your October 2 cover letter was signed by you as the proposal submitter, but the proposal itself names Mr. Nick Rossi as the sponsor. As a result of this discrepancy, we must receive either a revision of this proposal to show you as the sponsor, or documentation from Mr. Nick Rossi appointing Mr. Chevedden as his representative and showing Mr. Nick Rossi's ownership of ExxonMobil stock, the requirements of which are detailed below.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of October 18, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to October 18, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

I note that you have designated Mr. John Chevedden, or his further delegate, as your representative for all purposes of this shareholder proposal. Mr. Chevedden should identify himself as your designated representative at the admissions desk, together with photo identification if requested, prior to the start of the meeting.

If, as your letter permits, Mr. Chevedden intends to appoint another person to act in his place as your representative to present your proposal, Mr. Chevedden must provide documentation signed by him that specifically identifies the intended representative by name and specifically delegates to that person the authority previously delegated by you to Mr. Chevedden to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Any such representative intending to act in place of Mr. Chevedden should also bring an original signed copy of the applicable authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

c: Mr. John Chevedden

"QuantumView" <QuantumViewNotify@ ups.com>

10/31/06 07:07 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0192821401

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

**At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.**

**Important Delivery Information**

**Delivery Date / Time:** 31-October-2006 / 3:44 PM
**Delivery Location:** RECEIVER
**Signed by:** ROSSI

## Shipment Detail

**Ship To:**
Mr. Emil Rossi
Mr. Emil Rossi
14200 Highway 128
Boonville
CA
95415
US

| | |
|---|---|
| **UPS Service:** | NEXT DAY AIR |
| **Shipment Type:** | Letter |
| **Tracking Number:** | 1Z75105X0192821401 |
| **Reference Number 1:** | 0137/6401 |


____2@@2@@2a8zdYD1fH3OGHXRX7zhu03NHyyz3uz.O7Xlzu____

Emil Rossi

P.O. Box 249
Boonville, CA 95415

DEC. 4, 2006
UPDATE

Mr. Rex W. Tillerson
Chairman
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039

Rule 14a-8 Proposal

Dear Mr. Tillerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Emil Rossi 10/2/06

cc: Henry Hubble
Corporate Secretary
PH: 972 444-1000
T: 972-444-1538
FX: 972 444-1348
FX: 972-444-1505
James Parsons
T: 972-444-1478

SHAREHOLDER PROPOSAL

DEC 05 2006

NO. OF SHARES -0-
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

[Rule 14a-8 Proposal Update, December 4, 2006]

**3 – Cumulative Voting**

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance and curbing our excessive executive pay.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in CEO Compensation.
  - Our ex-CEO Mr. Raymond was entitled to $350 million.
  - Our board had not shown consistently strong judgment in strategic decision-making.
  - "High" in Overall Governance Risk Assessment.

- Poison pill: In response to a 2003 shareholder proposal Exxon adopted a policy requiring poison pill shareholder approval, but paradoxically allowed our board to override this same policy and adopt a pill without shareholder approval. The Corporate Library said this override undermined the policy.

- We had no Independent Chairman or Lead Director – Independent oversight concern.
- Three of our directors had 15 to 24 years tenure – Independence concern:
  - Mr. Howell
  - Mr. Lippincott
  - Ms. Nelson
- Three of our key directors also served on boards rated D by the Corporate Library:

| | | |
|---|---|---|
| 1) Mr. Howell | Our Compensation Committee Chairman, 24-years director tenure | |
| | Pfizer (PFE) | D-rated |
| 2) Mr. Houghton | Our Audit Committee Chairman | |
| | Corning (GLW) | D-rated |
| | MetLife (MET) | D-rated |
| 3) Mr. Shipley | Our Board Affairs Committee Chairman | |
| | Verizon (VZ) | D-rated |

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

**Cumulative Voting**
**Yes on 3**

---

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
tel 707 524 1000
fax 707 524 1099

Morgan Stanley

December 6, 2006

To Whom It May Concern:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

| Post-it® Fax Note 7671 | Date 12-13-06 # of pages ▸ |
|---|---|
| To Henry Halick | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # 310-371-7872 |
| Fax # 972-444-1348 -1505 | Fax # |

March 7, 2003

1,887 shares Gencorp Inc.
9 984 shares Exxon Mobil Corp.

March 21, 2003

528 shares Keyspan Corp.
5,128 shares Morgan Stanley
976 shares Burlington Northern Santa Fe Corp.
6,094 shares Allstate Corp.
2,780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp.
1,732 shares Energy East Corp
1,357 shares Bank of America Corp, 2 for 1 split 8-27-2004
-Now owns 2,714 shares
1,100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp. DE. split 2 for 1 8-15-2006
-Now owns 830 shares
430 Newmont Mining Corp. New
7,000 shares Mesabi Tr., CBI
150 shares Marathon Oil Co.
1,000 shares PPL Corp., split 2 for 1 8-24-2005
-Now owns 2,000 shares
3,000 shares Plum Creek Timber Co. Inc. REO
1,000 shares Terra Nitrogen Co. LP. COM Unit
800 shares SBC Communications, name changed to AT&T
1887 shares Omnova Solutions Inc.

March 21, 2000

Deposited 196 shares Catellus. He subsequently purchased 304 Catellus on 10-17-2003. An additional 44 shares were deposited 12-18-2003. Upon merger with Prologis, 8-26-2005, 149 shares were prorated to cash and 395 shares were exchanged for .822 shares of Prologis.
-Now owns 324 shares Prologis.

July 9, 2003

Purchased 1,000 shares Schering Plough Corp.

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES ______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Emil Rossi (122-080060-070) - Continued

June 11, 2003

Journal into this account 50 shares PG&E Corp.
Journal into this account 300 shares Pinnacle West Capital Corp.

March 9, 2005

3,287 shares of Sears Roebuck & Co. were tendered to Sears Holding Corp. for all stock.
Received 1,304 shares of Sears Holding on 3-30-2005.

June 8, 2005

Purchased 1,000 Merck & Co. Purchased 1,000 shares Merck & Co. 6-15-2005.
-Now owns 2,000 shares

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal relates to cumulative voting.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END